Financial Statements
        and Financial Highlights

        Lernoult Investment Fund, Inc.

        August 31, 1999
        with Report of Independent Auditors







Report of Independent Auditors

Board of Directors and Stockholder
Lernoult Investment Fund, Inc.


We have audited the accompanying statement of assets and liabilities of Lernoult Investment Fund, Inc. as of August 31, 1999, the related statement of operations for the eight month period ended August 31, 1999, and the statements of changes in net assets and the financial highlights for the eight month period ended August 31, 1999 and for the period from March 24, 1998 (commencement of operations) to December 31, 1998. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Lernoult Investment Fund, Inc., at August 31, 1999, the results of its operations for the eight month period ended August 31, 1999, and the changes in its net assets and its financial highlights for the eight month period ended August 31, 1999 and for the period from March 24, 1998 (commencement to operations) to December 31, 1998, in conformity with generally accepted accounting principles.



September 30, 1999



                       Lernoult Investment Fund, Inc.

                    Statement of Assets and Liabilities

                              August 31, 1999


Assets
Net asset value                                                    $0

See accompanying notes.




                       Lernoult Investment Fund, Inc.

                          Statement of Operations

              For the eight month period ended August 31, 1999


Investment income:
 Dividend income                                          $380,509
 Interest income                                            41,087
Total investment income                                    421,596

Expenses:
 Administration fees (Note 2)                               22,289
 Investment management fee (Note 2)                          6,300
 Independent auditors                                        6,517
 Interest expense                                            9,844
 Directors fees and expenses                                 3,000
 Legal fees                                                  7,015
 Other expenses                                                665
Total expenses                                              55,630
Net investment income                                      365,966

Net realized gain on investments                         2,322,720
Net realized gain on in-kind transfer (Note 1)          69,003,469
Net decrease in unrealized appreciation                (69,003,469)
Net increase in net assets resulting from operations    $2,688,686

See accompanying notes.



                         Lernoult Investment Fund, Inc.

                      Statements of Changes in Net Assets


                                                                For the
                                            For the eight      period from
                                         month period ended March 24, 1998 to
                                           August 31, 1999  December 31, 1998

From operations:
 Net investment income                             $365,966       $6,851,282
 Net realized gain on investments                 2,322,720          551,655
 Net realized gain on in-kind transfer           69,003,469                0
 Net change in unrealized appreciation
  on investments                                (69,003,469)      69,003,469
Increase in net assets resulting from
 operations                                       2,688,686       76,406,406

Dividends from net investment income:
 Auction market preferred stock                           0       (6,851,282)
 Common stock                                      (365,966)               0
                                                   (365,966)      (6,851,282)

Distributions from net realized gains:
 Auction market preferred stock                           0         (547,316)
 Common stock                                    (2,322,720)          (4,339)
 In-kind transfer                               (69,003,469)               0
                                                (71,326,189)        (551,655)
Decrease in net assets resulting from
 distributions to stockholder                   (71,692,155)      (7,402,937)

Increase (decrease) from capital transactions:
 Issuance of auction market preferred stock               0      250,000,000
 Redemption of acution market preferred stock             0     (250,000,000)
 Issuance of common stock                                 0          321,720
 Redemption of common stock                        (321,720)               0
 Additional paid-in-capital                               0      573,402,693
 Distribution of capital to common stockholders(573,402,693)               0
                                               (573,724,413)     573,724,413
Total increase (decrease) in net assets        (642,727,882)     642,727,882

Net assets:
 Beginning of period                            642,727,882                0
 End of period                                           $0     $642,727,882

See accompanying notes.


                        Lernoult Investment Fund, Inc.

                        Notes to Financial Statements

                              August 31, 1999



1. Organization and Significant Accounting Policies

On January 7, 1999 the Board of Directors approved a Plan of Liquidation and Dissolution for the Lernoult Investment Fund, Inc. (the "Fund"). As of August 31, 1999 the Fund. was fully liquidated and all remaining capital had been distributed to the common stockholder through an in-kind distribution. For purposes of these financial statements, in accordance with generally accepted accounting principles, the in-kind distribution was treated as a realized gain. For tax purposes the distribution would not result in a realized gain until the securities were actually sold.

The Fund was registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced operations on March 24, 1998. The Fund received notification from the Securities Exchange Commission ("SEC") that it was de-registered effective September 24, 1999.

On the date of commencement, the Fund issued $250 million of Auction Market Preferred Stock ("AMPS") and received securities with an aggregate fair value of $571,720,074 from a collective trust fund for employee benefit plans in exchange for 32,172,007.45 shares of common stock and $250 million in cash.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Transactions

Security transactions were accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold was determined using the identified cost method. Dividend income was recorded on ex-dividend date and interest income was recorded on the accrual basis.

Federal Income Taxes

It was the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax was required.

Distribution of Income and Gains

The Fund distributed substantially all of its taxable income in excess of the dividends paid to the were declared and paid at least annually. Net capital gains, if any, were generally distributed annually.

The character of income and gains to be distributed was determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized gains, if any, were considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2. Related Party Transactions

A collective trust fund for employee benefit plans was the sole common stockholder of the Fund. Certain officers and directors of the Fund were affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the eight month period ended August 31, 1999 and the period from March 24, 1998 (commencement of operations) to December 31, 1998, dividend and capital gain distributions to the common stockholder were $2,688,686 and $4,339, respectively.

For the year ended December 31, 1998 the common stockholder made capital contributions to the Fund in the amount of $573,402,693.

Comerica Bank served as both custodian and administrator for the Fund and received a fee based on a percentage of net assets outstanding at the end of the fiscal year. An affiliate of Comerica Bank served as investment advisor to the Fund. The annual investment management fee was 0.01% of average equity investments. The administration and management fees were calculated and accrued on a monthly basis and generally were paid on a quarterly basis.

3. Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold, excluding short-term securities, for the eight month period ended August 31, 1999 were $0 and $7,890,795, respectively.


                         Lernoult Investment Fund, Inc.

                             Financial Highlights


                                                     1999 (1)   1998(2)

For a share of common stock outstanding
    throughout the period:
 Net asset value, beginning of period                 $19.98      $0.00
 Net investment income                                  0.01       0.21
 Net realized and unrealized gains
    on investments                                      0.07       2.16
      Total from investment operations                  0.08       2.37
Capital contribution                                    0.00      17.83
Less dividends from net investment income:
 Common stock equivalent of dividends
    paid to AMPS holders                                0.00      (0.21)
 Dividends paid to common stockholder                  (0.01)      0.00
Less distributions from net realized gains:
 Common stock equivalent of distributions               0.00      (0.01)
    paid to AMPS holders
 Distributions paid to common stockholder              (0.07)      0.00
 Distributions from in-kind transfer paid to
     common stockholder                                (2.15)      0.00
Less distributions from paid-in capital:
 Return of  capital to common stockholder             (17.83)      0.00
      Total distributions                             (20.06)     (0.22)
Net asset value, end of period                         $0.00     $19.98
Total investment return (3)                             0.42%     23.70%
Ratios/supplemental data:
 Net assets at end of period (000s)                        0   $642,728
 Average net assets (000s)                           $71,471   $576,679
Ratio of expenses to average net assets
     applicable to common stock (4)                     0.08%      0.16%
Ratio of net investment income to average net
     assets applicable to common stock (4)              0.51%      1.18%
Portfolio turnover                                      0.00%      0.03%

Asset coverage per AMPS share
 end of period                                        0.0000     0.0000
AMPS shares outstanding                                    0          0
Asset coverage for notes payable,
 end of period                                             0     136027%
Notes payable, end of period                               0   $472,500

 (1)For eight month period ended August 31, 1999.
 (2)For the period from March 24, 1998 (commencement of operations) to D
 (3)Total investment return for the period, not annualized.
 (4)Ratios are calculated on the basis of income and expenses applicable stock relative to the average net assets of the common stockholder. dividend payments to AMPS holders.

See accompanying notes.